Room 4561

June 3, 2005


Mr. Thomas K. Barton
Chief Executive Officer
Rackable Systems, Inc.
1933 Milmont Drive
Milpitas, California 95035

Re:	Rackable Systems, Inc.
	Amendment Nos. 2, 3 and 4 to Registration Statement on Form
S-1
	File No. 333-122576

Dear Mr. Barton:

      We have reviewed your amended filing and have the following comments.

Risk Factors

Our business depends on decisions by potential customers..., p. 13

1. We note your response to our prior comment no. 4 in our letter dated April 22, 2005. Please advise us of any potential risk posed by customers reducing their purchases of servers from you as a result of the added cost of a prospective Linux license. Does the absence of a Linux license fee factor into a customer`s decision to purchase
Linux servers as opposed to Windows servers or no servers at all? Provide quantitative context for the risk you cite by disclosing the portion of server systems you sold in 2004 and first quarter 2005 that ran on the Linux operating system.

Capitalization

2. We note your response to our prior comment no. 8 in our letter dated April 22, 2005 and the related revisions to your capitalization table. To further clarify your presentation, please adjust the common stock section, including the par value and additional paid-in capital line items, under the pro forma and pro forma as adjusted columns to reflect the issuance of approximately 9,000,000 shares of common stock in connection with the conversion of Series A preferred stock.

Selected Financial Data

3. We have considered your response to prior comment no. 9 in our letter dated April 22, 2005 and remain unclear as to your basis for the adjusting pro forma net loss to reflect the accretion of the Series A preferred shares to the Series B redemption amount. In this regard, it appears that the required increase at January 1, 2004 effectively represents a redemption premium. As such, the increase appears to represent a material non-recurring charge that results directly from the transaction. It may be necessary to disclose this charge in your footnote, and to clearly indicate that it is not included in your pro forma measure. However, it does not appear appropriate to adjust your pro forma net loss to reflect the impact of this charge.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies, Significant Judgments and Estimates

Stock Options to Employees, pp. 39-41

4. Currently, your disclosure under this section describes two methods used or considered to determine or assess the fair value of common stock underlying stock options issued at various points in time. This disclosure appears potentially confusing to investors, in that it appears to create uncertainty regarding how, when and by whom the fair values of your common stock were determined.

In addition, the disclosures regarding the two methods appear unclear or incomplete in various respects. For example, disclosure in the middle of the third paragraph on page 39 indicates that you "estimated the increase to the fair market value per share during the period from December 23, 2002 to March 31, 2005." However, this disclosure does not appear to describe the methodology used to determine the increase in the fair market value per share over the relevant time period. Further, the disclosure regarding the independent valuations does not appear to explain how these valuations were used to determine or assess the fair value of your common stock from November 4, 2004 through March 31, 2005.

To aid investor understanding, revise your disclosure to remove discussion of the two different methods and to provide clear, comprehensive discussion of the method used to determine the fair value common stock underlying stock option awards made during the period from January 1, 2004 through March 31, 2005.

5. You disclose at the bottom of the third paragraph on page 39 that the values of stock option awards determined through a management valuation "did not factor in or reflect the value of liquidation preferences." However, it appears that the May 2005 valuation report arrives at the fair value of your capital stock net of liquidation preferences. Please tell us why management`s valuations did not reflect the value of liquidation preferences. Separately, tell us how the May 2005 valuation report can corroborate management`s valuation reports when it appears that the liquidation preference variable is not addressed consistently in each of the two valuation reports.

6. We note that the May 2005 valuation report concludes on a range of fair market values for your capital stock on a non-marketable minority interest basis for each of the three valuation dates. Please consider paragraph 167 of the AICPA publication "Valuation of
Privately-Held-Company Equity Securities Issued as Compensation," or the Practice Aid, and explain in reasonable detail the following:

* Why it was not possible or appropriate to determine specific points of estimated fair value;

* How you concluded that the ranges of fair market values are sufficiently narrow; and

* How you concluded that the points of fair value you selected, within the fair value ranges concluded by the unrelated valuation specialist, are better estimates than the midpoints, or some other consistently determined points, of those ranges.

7. We note that disclosure on page 39 of your amended filing refers to fair value as the "deemed fair market value." Deemed fair market value is not appropriate terminology in light of the guidance in the
Practice Aid. Fair value should be determined without this qualification. Please review and revise your disclosure throughout the document.

8. You disclose on the top of the second paragraph on page 40 that "[t]he projections used for each valuation date were based on the expected outlook on [y]our operating performance and market environment through the forecast periods," which was the same for each of the three valuation dates. Please explain to us, in reasonable detail, why you believe that use of the same set of projections is appropriate for estimating enterprise value at each valuation. As part of your response, explain how you considered the following:

* The significant time lapse of approximately 10 months between January 27, 2004, the first valuation date, and November 4, 2004, the third valuation date; and

* The substantial revenue growth between the first and third valuation dates.

9. You disclose in the middle of the second paragraph on page 40 that the unrelated valuation specialist then determined future debt-free cash flows based on these projections, which incorporated estimated annual growth rates ranging from 35% to 70%, EBIT growth rates ranging from 29% to 60%, "future capital depreciation, capital spending and changes in working capital." Please revise your disclosure to clarify the following:

* Whether the estimated annual growth rates of 35% to 70% refer to revenue or some other metric; and

* The meaning of the quoted portion of your disclosure above. In this regard, clarify how these factors were incorporated into the determination of debt-free cash flow.

10. You disclose at the bottom of the second paragraph on page 40 that you used discount rates of 24% and 23% for the January 27, 2004 and April 21, 2004 valuation dates, respectively. You further disclose that such discount rates were based on the weighted average cost of capital, or WACC, of comparable companies. However, according to the May 2005 valuation report, the mean WACC for such comparable companies is approximately 16% and 15% for the January 27,
2004 and April 21, 2004 valuation periods. Explain to us the reason for this apparent inconsistency. As part of your response, describe for us, in reasonable detail, the factors you considered in concluding that the discount rates used are more appropriate than the mean discount rates of comparable companies.

11. You disclose in the last paragraph on page 40 that
marketability
discounts of 20%, 10% and 5% were used for each of the valuation dates. Please identify and explain in reasonable detail all relevant factors and their applicability in objectively substantiating a
50%
reduction in the marketability discount between January 27, 2004 and
April 21, 2004. For examples of such factors, please see paragraph
57 of the Practice Aid. Additionally, revise your disclosure under the same paragraph to read "marketability discount" instead of "market discount."

12. Your disclosure on page 39 includes references to two valuations performed by unrelated valuation specialists. If you choose to refer to the independent valuation firms, please identify the firms and include their written consents as exhibits to your registration statement. Please see Rule 436 under the Securities Act and footnote
60 to the Practice Aid.

13. After reviewing the May 2005 valuation report it is not evident to us how you concluded on the appropriateness of certain input variables. Please explain in reasonable detail the factors considered in determining that the value of the following variables was more appropriate than a different value for such variables:

* the terminal multiple of 9x; and

* numerous multiple ranges (see third column of page 19 of the May 2005 valuation report) under the market multiple methodology for each valuation date.

Consider providing relevant calculations to support your response.

Business

Industry Background

The High-Capacity Storage Market, p. 61

14. Please note that our prior comment no. 14 in our letter dated
April 22, 2005 intended to generally refer to your petabyte statistical data rather than the particularly 2003 petabyte number which has been subsequently revised.

Principal and Selling Stockholders

15. Please update your information in this section to a more recent date. Please see Items 403 and 507 of Regulation S-K. For additional guidance, please also see note (7) of Schedule A of the Securities Act which states that such information should be as of a date within 20 days from the filing date of your registration statement.

Financial Statements

Note 17. Stock Based Compensation, pp. F-28 to F-30

16. We note that you include in your management`s discussion and analysis a table showing the stock option award activity for the period between January 31, 2003 and March 31, 2005. Please tell us how you have considered the disclosure of such information under this note. See paragraph 179(a) of the Practice Aid.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Stathis Kouninis at (202) 551-3476, or Brad Skinner, Branch Chief - Accounting, at (202) 551-3489, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact or me at
(202) 551-3462 or Barbara Jacobs, Assistant Director, at (202)
551-
3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Timothy J. Moore, Esq.
	Brett D. White, Esq.
	Cooley Godward LLP
	Five Palo Alto Square
	3000 El Camino Real
	Palo Alto, California 94306
	Telephone: (650) 843-5000
	Facsimile:  (650) 843-5191